FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of March 1, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F  X   Form 40-F
                                     -----          -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No   X
                                  -----       -----


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-   .
                                   ---

       Tenaris Announces 2006 Fourth Quarter and Annual Results

    The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 28, 2007--Tenaris S.A. (NYSE:TS) (BI:TEN) (BMV:TS) (BCBA:TS) ("Tenaris") today announced its results for the fourth quarter and year ended December 31, 2006 with comparison to its results for the fourth quarter and year ended
December 31, 2005.

Summary of 2006 Fourth Quarter Results

(Comparison with third quarter of 2006 and fourth quarter of 2005)

                                  -------- ------------- -------------
                                  Q4 2006     Q3 2006       Q4 2005
                                  -------- ------------- -------------
Net sales (US$ million)           2,460.9  1,803.6   36% 1,734.8   42%
Operating income (US$ million)      812.6    695.6   17%   574.2   42%
Net income (US$ million)            612.0    510.4   20%   414.8   48%
Shareholders' net income (US$
 million)                           574.8    479.5   20%   381.0   51%
Earnings per ADS (US$)               0.97     0.81   20%    0.64   51%
Earnings per share (US$)             0.49     0.41   20%    0.32   51%
EBITDA (US$ million)                901.6    751.3   20%   631.8   43%
EBITDA margin (% of net sales)         37%      42%           36%

    These fourth quarter results are the first that reflect the consolidation of Maverick Tube Corporation which was acquired on October 5, 2006 and the sale of a majority participation in Dalmine Energie, our Italian energy supply business, on December 1, 2006. Strong demand for our specialized pipe products, including TenarisBlue(R) premium connection products, was the principal factor for the increase in operating income. The contribution of the former Maverick operations to earnings in this quarter was affected by the slowdown in drilling activity in Canada and the delayed start up of the Louisville Conduit plant. Income from the sale of a majority participation in Dalmine Energie contributed earnings of US$0.03 per share (US$0.06 per ADS). Free cash flow (net cash provided by operations less capital expenditures) totaled US$359.6 million, and net debt at December 31, 2006 was US$2,095.3 million.

Summary of 2006 Annual Results

                                 -------- -------- -------------------
                                 FY 2006  FY 2005  Increase/(Decrease)
                                 -------- -------- -------------------
Net sales (US$ million)          7,727.7  6,209.8          24%
Operating income (US$ million)   2,792.5  1,945.9          44%
Net income (US$ million)         2,059.4  1,387.3          48%
Shareholders' net income (US$
 million)                        1,945.3  1,277.5          52%
Earnings per ADS (US$)              3.30     2.16          52%
Earnings per share (US$)            1.65     1.08          52%
EBITDA (US$ million)             3,047.5  2,160.1          41%
EBITDA margin (% of net sales)        39%      35%

    Our 2006 annual results reflect a further year of strong growth at Tenaris and benefited from good market conditions and the positioning we have built up over a number of years. Earnings per share grew 52% in 2006 following growth of 65% in 2005. Demand for our high-quality tubular products and services from the oil and gas industry remained firm throughout the year particularly in the Middle East and Africa. Following the recent integration of the former Maverick operations, sales in 2007 are expected to grow strongly in North America.

    Annual Dividend Proposal

    The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on June 6, 2007, the payment of an annual dividend of US$0.30 per share (US$0.60 per ADS), or approximately US$354 million. If the annual dividend is approved by the shareholders, it will be paid on June 21 2007 with an ex-dividend date of June 18, 2007.

    Changes in Segment Reporting

    Following the acquisition of Maverick and the sale of a majority participation in Dalmine Energie, we reassessed the definition of our business segments. Starting with the financial statements for the year and quarter ended December 31, 2006, Tenaris will report under three business segments: Tubes (tubular products and services), Projects (pipes for pipeline projects), and Others (other products and services). The operating results of the former Maverick energy products division are included in Tubes and those of its electrical products division are included in Others. The operating results of Dalmine Energie are classified as discontinued operations.

    Market Background and Outlook

    In 2006, global demand for oil and gas continued to rise reflecting economic growth and the importance of oil and gas in the energy matrix. Encouraged by continuing high levels of oil and gas prices, oil and gas companies throughout the world continued to increase their level of spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. The international count of active drilling rigs, as published by Baker Hughes, rose steadily quarter on quarter throughout the year to average 952 during the fourth quarter, showing an increase of 9% compared to the same quarter of the previous year matching the average increase for the year overall compared to 2005. The corresponding percentage annual rig count increases in the U.S. and Canadian markets, which are more sensitive to North American natural gas prices, were 19% and 3% respectively. For the fourth quarter, however, the Canadian rig count registered a 23% decline compared to the fourth quarter of 2005. The U.S. rig count, although up 16% over the fourth quarter of 2005, was flat compared to the third quarter of 2006.

    We estimate that global apparent consumption of OCTG (oil country tubular goods) in 2006 grew approximately 14% compared to 2005, and will continue to grow in 2007. However, the rate of growth is expected to slow from the high rates of the past three years and we are likely to see downwards inventory adjustments in North America. Demand from the energy sector for specialized pipe products, including premium connections, used in complex drilling and other high-performance applications, is expected to remain strong.

    Favorable market conditions and increased demand for our specialized pipe products, including premium connections, helped us to record sales growth and an increase in operating margin for our tubular products and services (Tubes) segment in the first nine months of the year. The consolidation of the energy products division of Maverick within this segment during the fourth quarter resulted in an increase in sales but a reduction in the operating margin from the previous quarter. For 2007, we expect to record further growth in sales in our Tubes segment due to the consolidation of Maverick for the full year and to maintain, or improve, the segment operating margin from that recorded in the fourth quarter of 2006 as we make progress in integrating welded OCTG and line pipe products under our sales strategy for North America.

    Demand for our large diameter pipes for pipeline projects in South America in 2006 was affected by delays in the implementation of major gas pipeline infrastructure projects in Brazil and Argentina. This resulted in a substantial decline in shipments and margins in our Projects segment from those recorded in 2005 notwithstanding an increase in sales for pipeline projects in North America and Africa. With orders in hand for the delayed projects in Brazil and Argentina and deliveries expected to begin at the end of the first quarter, we expect a significant increase in sales and improved margins in 2007 for our Projects segment, assuming there are no further delays to deliveries to these projects.

Analysis of 2006 Fourth Quarter Results

------------------------------ ---------- -------- -------------------
  Sales volume (metric tons)    Q4 2006   Q4 2005  Increase/(Decrease)
------------------------------ ---------- -------- -------------------
Tubes - Seamless                 730,000  738,000         (1%)
Tubes - Welded                   264,000        -
Tubes - Total                    994,000  738,000          35%
Projects - Welded                 98,000  110,000         (11%)
Total                          1,092,000  848,000          29%


-------------------------------- -------- -------- -------------------
             Tubes               Q4 2006  Q4 2005  Increase/(Decrease)
-------------------------------- -------- -------- -------------------
(Net sales - $ million)
North America                      770.8    413.6                  87%
South America                      244.9    223.9                   9%
Europe                             363.5    289.8                  25%
Middle East & Africa               613.4    306.7                 100%
Far East & Oceania                 139.5    222.9                (37%)
Total net sales ($ million)      2,132.2  1,456.9                  46%
Cost of sales (% of sales)            49%      50%
Operating income ($ million)       761.9    524.5                  45%
Operating income (% of sales)         36%      36%

    Net sales of tubular products and services rose 46% to US$2,132.2 million in the fourth quarter of 2006, compared to US$1,456.9 million in the fourth quarter of 2005, due to the incorporation of sales from the former Maverick operations and an increase in the average selling price of our tubular products. Sales rose particularly in the Middle East and Africa as there was strong demand for our TenarisBlue(R) premium connection and other specialized OCTG products and services particularly in Saudi Arabia where there has been a sustained increase in investment in oil and gas drilling activity. In North America, excluding the sales from the former Maverick operations, there was an increase in sales of our deepwater riser and flowline products in the Gulf of Mexico but a decline in sales of OCTG products and services in Canada where sales were affected by a slowdown in drilling activity and distributor inventory adjustments. In South America, there was an increase in sales in Colombia, reflecting the incorporation of the former Maverick operations in that country but sales of OCTG products and services were lower in Venezuela as PDVSA drew down inventories and in Argentina where oil and gas drilling activity was affected by strike activity. In Europe, the increase in sales was due mainly to higher average selling prices reflecting a product mix more oriented to specialized products. In the Far East and Oceania, sales declined primarily due to lower sales of OCTG products and services in the region.


---------------------------------- ------- ------- -------------------
             Projects              Q4 2006 Q4 2005 Increase/(Decrease)
---------------------------------- ------- ------- -------------------
Net sales ($ million)               172.4   195.1         (12%)
Cost of sales (% of sales)             72%     62%
Operating income ($ million)         23.1    44.0         (48%)
Operating income (% of sales)          13%     23%

    Net sales of pipes for pipeline projects declined 12% to US$172.4 million in the fourth quarter of 2006, compared to US$195.1 million in the fourth quarter of 2005, due to lower sales volumes. The increased level of activity compared to the third quarter of 2006 reflects sales for pipeline projects in Peru, North America and Africa. Operating margins and sales in this segment are expected to improve once deliveries to delayed projects in Brazil and Argentina commence.


---------------------------------- ------- ------- -------------------
              Others               Q4 2006 Q4 2005 Increase/(Decrease)
---------------------------------- ------- ------- -------------------
Net sales ($ million)               156.3    82.8          89%
Operating income ($ million)         27.6     5.8         371%
Operating income (% of sales)          18%      7%

    Net sales of other products and services rose 89% to US$156.3 million in the fourth quarter of 2006, compared to US$82.8 million in the fourth quarter of 2005, reflecting the inclusion of sales of conduit pipes from the former Maverick electrical products division and higher sales of hot briquetted iron from our plant in Venezuela.

    Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 14.1% in the quarter ended December 31, 2006 compared to 13.6% in the corresponding quarter of 2005 due primarily to an increase in amortization expenses following the incorporation of Maverick. Amortization of customer relationships and other intangibles acquired with Maverick amounted to US$38 million in the quarter and will be a recurring expense.

    Other operating expenses included a write-off of US$2.8 million in relation to fixed assets at our Romanian steel shop.

    Net interest expenses rose to US$33.5 million in the fourth quarter of 2006 compared to net interest expenses of US$4.4 million in the same period of 2005 reflecting an increased net debt position following the Maverick acquisition.

    Other financial results contributed a gain of US$18.2 million during the fourth quarter of 2006, compared to a loss of US$15.4 million during the fourth quarter of 2005. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the U.S. dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$17.9 million in the fourth quarter of 2006, compared to a gain of US$22.4 million in the fourth quarter of 2005. These gains were derived mainly from our equity investment in Ternium.

    Income tax charges totaled US$243.7 million in the fourth quarter of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.

    Income from discontinued operations amounted to US$40.4 million in the fourth quarter of 2006, compared to US$1.4 million in the fourth quarter of 2005.

    Income attributable to minority interest rose to US$37.2 million in the fourth quarter of 2006, compared to US$33.9 million in the corresponding quarter of 2005 reflecting higher operating and financial results at our NKKTubes subsidiaries partially offset by lower operating and financial results at our Confab subsidiary.

    Cash Flow and Liquidity

    Net cash provided by operations during the fourth quarter of 2006 was US$499.0 million (US$1,810.9 million for the year), compared to US$363.4 million in the fourth quarter of 2005 (US$1,295.3 million during the year). Working capital increased by US$218.9 million during the fourth quarter. Inventories increased by US$175.7 million and trade receivables by US$112.4 million. The increase in working capital for the full year was US$469.5 million.

    Capital expenditures increased to US$139.4 million for the fourth quarter of 2006, compared to US$90.0 million in the fourth quarter of 2005. This fourth quarter coincided with the peak disbursement period in the implementation of our two-year investment program to increase capacity for specialized products. Capital expenditure for the full year increased to US$441.5 million in 2006 compared to US$284.5 million in 2005.

    During 2006, total financial debt increased by US$2,640.9 million to US$3,651.2 million at December 31, 2006 from US$1,010.3 million at December 31, 2005, reflecting the use of debt to finance the acquisition of Maverick. Net financial debt during 2006 increased by US$1,912.3 million to US$2,095.3 million at December 31, 2006.

Analysis of 2006 Annual Results

---------------------------- ---------- ---------- -------------------
 Sales volume (metric tons)   Q4 2006    Q4 2005   Increase/(Decrease)
---------------------------- ---------- ---------- -------------------
Tubes - Seamless             2,919,000  2,870,000          2%
Tubes - Welded                 297,000          -
Tubes - Total                3,216,000  2,870,000          12%
Projects - Welded              281,000    501,000         (44%)
Total - Tubes + Projects     3,497,000  3,371,000          4%


-------------------------------- -------- -------- -------------------
             Tubes               FY 2006  FY 2005  Increase/(Decrease)
-------------------------------- -------- -------- -------------------
Net sales ($ million)
- North America                  1,992.4  1,663.5          20%
- South America                    960.0    838.8          14%
- Europe                         1,314.4  1,022.7          29%
- Middle East & Africa           1,895.3    933.0         103%
- Far East & Oceania               662.3    666.0         (1%)
Total net sales                  6,824.3  5,124.0          33%
Cost of sales (% of sales)            47%      53%
Operating income ($ million)     2,670.5  1,701.5          57%
Operating income (% of sales)         39%      33%

    Net sales of tubular products and services rose 33% to US$6,824.3 million in 2006, compared to US$5,124.0. million in 2005, due primarily to an increase in the average selling price of our tubular products and services and the incorporation of sales from the former Maverick operations in the fourth quarter. Sales rose particularly strongly in the Middle East and Africa as there was strong demand for our TenarisBlue(R) premium connection and other specialized OCTG products and services, particularly in Saudi Arabia but more generally throughout the region, where there has been a sustained increase in investment in oil and gas drilling activity. In North America, excluding sales from the former Maverick operations, sales declined primarily due to reduced demand for our OCTG products and services in Mexico, where drilling activity was impacted by oilfield cost inflation and Pemex budgetary constraints, as well as lower sales of line pipe products for process and power plant construction to engineering companies in the USA and Canada. In South America, an increase in average selling prices offset a decline in sales of OCTG products in Venezuela as PDVSA reduced its stock of tubular inventories during the year. In Europe, there was an increase in sales of line pipe products to European-based process and power plant contractors and of OCTG products and services for the North Sea and a reduction in sales of tubes to industrial and automotive customers. In the Far East and Oceania, although the average selling price of our products increased, sales volumes of line pipe products to process and power plant customers in China and throughout the region declined, as did sales of industrial products in Japan and OCTG products throughout the region.

    Operating income from tubular products and services rose 57% to US$2,670.5 million in 2006, from US$1,701.5 million, reflecting the increase in sales and an increase in the gross margin.


---------------------------------- ------- ------- -------------------
             Projects              FY 2006 FY 2005 Increase/(Decrease)
---------------------------------- ------- ------- -------------------
Net sales ($ million)               453.5   790.0         (43%)
Cost of sales (% of sales)             72%     66%
Operating income ($ million)         56.3   179.6         (69%)
Operating income (% of sales)          12%     23%

    Net sales of pipes for pipeline projects declined 43% to US$453.5 million in 2006, compared to US$790.0 million in 2005, due to lower sales volumes. Regional demand for pipes for pipeline projects in South America was strong in 2005 due to a significant number of projects in Brazil. In 2006, demand in the region was affected as large pipeline projects planned in Brazil and Argentina were delayed. Sales to projects outside South America increased with sales made to pipeline projects in North America and Africa.

    Operating income from pipes for pipeline projects fell 69% to US$56.3 million in 2006, from US$179.6 million, due primarily to the decrease in shipments, higher logistics costs and higher administrative costs expressed as a percentage of net sales.


--------------------------------- ------- -------- -------------------
             Others               FY 2006 FY 2005  Increase/(Decrease)
--------------------------------- ------- -------- -------------------
Net sales ($ million)              449.9    295.8          52%
Operating income ($ million)        65.7     64.8         (1%)
Operating income (% of sales)         15%      22%

    Net sales of other products and services rose 52% to US$449.9 million in 2006, compared to US$295.8 million in 2005, as sales of the principal product categories (hot briquetted iron, sucker rods, metallic structures) included in this segment all increased and the sales of conduit pipes from the former Maverick electrical products division were included from the fourth quarter.

    Operating income from other products and services rose 1% to US$65.7 million in 2006, from US$64.8 million in 2005, due to higher sales. The operating margin decreased due primarily to a reduction in margins on sales of hot briquetted iron. These sales represented around 40% of total sales in this segment in 2006.

    Selling, general and administrative expenses, or SG&A, increased marginally as a percentage of net sales to 13.6% in 2006 compared to 13.4% in 2005. Total SG&A rose to US$1,054.8 million in 2006, from US$832.3 million in 2005, due to higher labor costs, higher commission, freight and other selling expenses (reflecting higher sales) and increased charges for amortization of intangible assets relating principally to assets acquired in connection with the Maverick acquisition.

    Net interest expenses totaled US$31.8 million in 2006, compared to net interest expenses of US$28.8 million in 2005. Net interest expenses increased substantially in the fourth quarter of 2006 reflecting the change in net debt position following the acquisition of Maverick.

    Other financial results contributed a gain of US$26.8 million in 2006, compared to a loss of US$79.8 million during 2005. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$94.7 million in 2006, compared to a gain of US$117.4 million in 2005. These gains were derived mainly from our equity investment in Ternium and our former indirect equity investment in Sidor, prior to its exchange for an investment in Ternium in September 2005.

    Income tax charges of US$870.0 million were recorded during 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of US$567.4 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2005.

    Income from discontinued operations amounted to US$47.2 million in 2006, compared to a breakeven result in 2005.

    Income attributable to minority interest was US$114.1 million in 2006, compared to US$109.8 million in 2005. Higher income attributable to minority interest at our NKKTubes subsidiary more than offset a decline in income attributable to minority interest at our Confab subsidiary.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies

Consolidated Income Statement

(Thousands of U.S.       Three-month period
 dollars)                 ended December 31,   Year ended December 31,
                        ---------------------- -----------------------
                           2006       2005        2006        2005
                        ----------- ---------- ----------- -----------
Continuing operations
Net sales                2,460,910  1,734,761   7,727,745   6,209,791
Cost of sales           (1,298,328)  (912,493) (3,884,226) (3,429,365)
                        ----------- ---------- ----------- -----------
Gross profit             1,162,582    822,268   3,843,519   2,780,426
Selling, general and
 administrative
 expenses                 (347,871)  (236,367) (1,054,806)   (832,315)
Other operating income       3,226         58      13,077      12,396
Other operating
 expenses                   (5,311)   (11,739)     (9,304)    (14,595)
                        ----------- ---------- ----------- -----------
Operating income           812,626    574,220   2,792,486   1,945,912
Interest income             17,495      8,783      60,798      23,815
Interest expense           (51,018)   (13,138)    (92,576)    (52,629)
Other financial results     18,225    (15,440)     26,826     (79,772)
                        ----------- ---------- ----------- -----------
Income before equity in
 earnings of associated
 companies and income
 tax                       797,328    554,425   2,787,534   1,837,326
Equity in earnings of
 associated companies       17,942     22,433      94,667     117,377
                        ----------- ---------- ----------- -----------
Income before income
 tax                       815,270    576,858   2,882,201   1,954,703
Income tax                (243,679)  (163,416)   (869,977)   (567,368)
                        ----------- ---------- ----------- -----------
Income for continuing
 operations                571,591    413,442   2,012,224   1,387,335

Discontinued operations
Income (loss) for
 discontinued
 operations                 40,403      1,402      47,180          (3)
                        ----------- ---------- ----------- -----------

Income for the Year        611,994    414,844   2,059,404   1,387,332

Attributable to:
Equity holders of the
 Company                   574,750    380,960   1,945,314   1,277,547
Minority interest           37,244     33,884     114,090     109,785
                        ----------- ---------- ----------- -----------
                           611,994    414,844   2,059,404   1,387,332
                        ----------- ---------- ----------- -----------

Consolidated Balance Sheet

(Thousands of U.S.
 dollars)                  At December 31, 2006  At December 31, 2005
                          ---------------------- ---------------------

ASSETS
Non-current assets
  Property, plant and
   equipment, net         2,939,241              2,230,038
  Intangible assets, net  2,844,498                159,099
  Investments in
   associated companies     422,958                257,234
  Other investments          26,834                 25,647
  Deferred tax assets       291,641                194,874
  Receivables                41,238   6,566,410     65,852  2,932,744
                          ----------             ----------

Current assets
  Inventories             2,372,308              1,376,113
  Receivables and
   prepayments              272,632                143,282
  Current tax assets        202,718                102,455
  Trade receivables       1,625,241              1,324,171
  Other investments         183,604                119,907
  Cash and cash
   equivalents            1,372,329   6,028,832    707,356  3,773,284
                          ---------- ----------- ---------- ----------

Total assets                         12,595,242             6,706,028

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital           1,180,537              1,180,537
  Legal reserves            118,054                118,054
  Share premium             609,733                609,733
  Currency translation
   adjustments                3,954                (59,743)
  Other reserves             28,757                  2,718
  Retained earnings       3,397,584   5,338,619  1,656,503  3,507,802
                          ----------             ----------

Minority interest                       363,011               268,071
                                     -----------            ----------
Total equity                          5,701,630             3,775,873
                                     -----------            ----------

LIABILITIES
Non-current liabilities
  Borrowings              2,857,046                678,112
  Deferred tax
   liabilities              991,945                353,395
  Other liabilities         186,724                154,378
  Provisions                 92,027                 43,964
  Trade payables                366   4,128,108      1,205  1,231,054
                          ----------             ----------

Current liabilities
  Borrowings                  794,197              332,180
  Current tax liabilities     565,985              452,534
  Other liabilities           187,701              138,875
  Provisions                   26,645               36,945
  Customer advances           352,717              113,243
  Trade payables              838,259   2,765,504  625,324  1,699,101
                              -------- ----------- -------- ----------

Total liabilities                       6,893,612           2,930,155

Total equity and liabilities           12,595,242           6,706,028


Consolidated Cash Flow Statement

                          Three-month period    Twelve-month period
                           ended December 31,     ended December 31,
                         --------------------- -----------------------
(Thousands of U.S.
 dollars)                   2006       2005       2006        2005
                         ----------- --------- ----------- -----------


Cash flows from
 operating activities
Income for the year         611,994   414,844   2,059,404   1,387,332
Adjustments for:
Depreciation and
 amortization                88,996    57,573     255,004     214,227
Income tax accruals less
 payments                    54,889    45,062      56,836     149,487
Equity in earnings of
 associated companies       (17,942)  (22,433)    (94,667)   (117,377)
Interest accruals less
 payments, net               20,453    (1,087)     21,909       1,919
Income from disposal of
 investment and other       (39,548)              (46,481)          -
Changes in provisions           687     6,920       8,894       6,497
Proceeds from Fintecna
 arbitration award net
 of BHP settlement                -         -           -      66,594
Changes in working
 capital                   (218,863) (132,563)   (469,517)   (433,939)
Other, including
 currency translation
 adjustment                  (1,622)   (4,966)     19,474      20,583
                         ----------- --------- ----------- -----------
Net cash provided by
 operating activities       499,044   363,350   1,810,856   1,295,323
                         ----------- --------- ----------- -----------

Cash flows from
 investing activities
Capital expenditures       (139,395)  (90,046)   (441,472)   (284,474)
Acquisitions of
 subsidiaries            (2,347,772)     (290) (2,387,249)    (48,292)
Proceeds from disposal
 of subsidiary               52,995         -      52,995           -
Convertible loan to
 associated companies             -      (414)          -     (40,358)
Proceeds from disposal
 of property, plant and
 equipment and
 intangible assets           (1,221)    4,582      15,347       9,995
Dividends and
 distributions received
 from associated
 companies                        -         -           -      59,127
Changes in restricted
 bank deposits                    -     1,392       2,027      11,452
Reimbursement from trust
 funds                            -         -           -    (119,907)
Changes in investments
 in short terms
 securities                 (48,953)   24,752     (63,697)    119,666
                         ----------- --------- ----------- -----------
Net cash used in
 investing activities    (2,484,346)  (60,024) (2,822,049)   (292,791)
                         ----------- --------- ----------- -----------

Cash flows from
 financing activities
Dividends paid                    -  (149,928)   (204,233)   (349,439)
Dividends paid to
 minority interest in
 subsidiaries                (3,573)   (6,394)    (23,194)    (14,318)
Proceeds from borrowings  2,739,385   446,931   3,033,230   1,222,861
Repayments of borrowings   (661,770) (444,227) (1,105,098) (1,463,233)
                         ----------- --------- ----------- -----------
Net cash provided by
 (used) in financing
 activities               2,074,042  (153,618)  1,700,705    (604,129)
                         ----------- --------- ----------- -----------
Increase in cash and
 cash equivalents            88,740   149,708     689,512     398,403

Movement in cash and
 cash equivalents
At the beginning of the
 period                   1,276,412   531,462     680,591     293,824
Effect of exchange rate
 changes                       (144)     (579)     (5,095)    (11,636)
Increase in cash and
 cash equivalents            88,740   149,708     689,512     398,403
At December 31, 2006      1,365,008   680,591   1,365,008     680,591

Cash and cash
 equivalents                At December 31,        At December 31,
                         --------------------- -----------------------
                               2006      2005        2006        2005
Cash and bank deposits    1,372,329   707,356   1,372,329     707,356
Bank overdrafts              (7,300)  (24,717)     (7,300)    (24,717)
Restricted bank deposits        (21)   (2,048)        (21)     (2,048)
                          1,365,008   680,591   1,365,008     680,591


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2006 Fourth Quarter and Annual Results.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 1, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary